Mail Stop 4561

January 24, 2007

Mr. Ming Liu
President
Ubrandit.com
41-40 Union Street, Suite 6J
Flushing, NY 11355

> RE: **Ubrandit.com**
> **Form 10-KSB for the period ended September 30, 2006**
> **Filed October 31, 2006**
> **File No. 01-15683**

Dear Mr. Liu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Rule 144 Sales, page 10

1.   You disclose that in accordance with Rule 144 that the 50,000,000 shares may not be resold unless an effective registration statement is executed. On November 7, 2006 you filed an 8-K disclosing that these shares were sold to Ming Liu for $600,000 in cash. Please tell us how this was possible without going an effective registration statement.

Balance Sheets, page 13

2.   Please revise to provide footnote disclosure regarding the significant terms of your long-term debt. In your response tell us who loaned the proceeds to the Company and the purpose of the loan.

Statement of Operations, page 14

3.   Tell us the nature of the General and Administrative expenses. Include in your response the name of the recipient of these expenses.

Significant Accounting Policies, page 17

4.   Please tell us why you have included disclosures related to EITF 00-19 and Warrant Derivative Liabilities.

Note 2. Court Proceedings, page 21

5.   Your disclosure under this heading indicates that Century Capital Partners, LLC agreed to make an investment of at least $30,000. However, in Item 1, it appears that an estimated $30,000 has already been contributed. Please clarify whether the contribution has actually been made and if so, why the amount is estimated. If the contribution has not been made the shares should not be issued until fully paid. Subscriptions receivable and other receivables from the sale of stock should be reported as a reduction in shareholders' equity, unless the receivable has been collected prior to the issuance of the financial statements. For reference see SAB Topic 4.E.

6.   We note that the 50,000,000 shares were issued as consideration for the estimated $30,000 and future consulting services. Please clarify the value allocated to the future services. Also tell us where the $30,000 and the amount of the future services are reflected in your financial statements and specifically where the cash inflow is reflected in the cash flow statement.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

Daniel L. Gordon
Branch Chief